JNL Series Trust 485BPOS

Ex. 99.28(d)(8)(iv)

Amendment to Amended and Restated Sub-Advisory Agreement Between

Jackson National Asset Management, LLC and BlackRock Investment Management, LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and BlackRock Investment Management, LLC, a Delaware limited liability company and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser (the “Parties”) entered into an Amended and Restated Sub-Advisory Agreement effective September 1, 2022, as amended (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios (the “Funds”) of JNL Series Trust (the “Trust”), as listed on Schedule A to the Agreement.

Whereas, the Board of Trustees of the Trust approved, and the Parties have agreed to amend the Agreement to update Section 17, entitled “Notice”, effective February 29, 2024.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	Section 17. “Notice” shall be deleted and replaced, in its entirety, with the following:

“17.	Notices and Communications. Any legal notice under this Agreement shall be in writing, addressed and delivered or mailed (postage prepaid) or sent via electronic mail to the other party at such address as designated herein or to such other address (including via electronic mail) as the other party may designate from time to time for the receipt of such legal notice and shall be deemed to be received on the earlier of the date actually received or on the fourth day after the postmark if such legal notice is mailed first class postage prepaid.

a)	To Adviser:
Jackson National Asset Management, LLC
225 West Wacker Drive
Suite 1200
Chicago, IL 60606
Attention: General Counsel
E-mail: JNAMLegal@jackson.com

b)	To Sub-Adviser:
BlackRock Investment Management, LLC
50 Hudson Yards
New York, New York 10001
Attention: Gregory J. Doyle
E-mail: jackson.saspport@blackrock.com

c)	To the Trust:
JNL Series Trust
1 Corporate Way
Lansing, MI 48951
Attention: Chief Legal Officer
E-mail: JNAMLegal@jackson.com

In relation to communications other than legal notices under this Agreement, each party may communicate with and provide information to the other party in whatever medium deemed appropriate. This may include the use of e-mail, the internet or other electronic means, in the place of paper communications. The parties acknowledge that instructions or communications conveyed by electronic methods such as facsimile or e-mail are not secure forms of communication and may accordingly give rise to higher risks of manipulation or attempted fraud.”

2)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3)	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment, upon the terms and conditions hereof, and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

4)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective February 29, 2024.

Jackson National Asset Management, LLC		BlackRock Investment Management, LLC

By:	/s/ Emily J. Bennett	By:	/s/ Rebecca Meskin
Name:	Emily J. Bennett	Name:	Rebecca Meskin
Title:	VP, Deputy General Counsel	Title:	Managing Director

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